Mail Stop 3010

August 20, 2009

Via U.S. Mail and Facsimile 425.451.8568

Randall Fernandez
President
Deltron, Inc.
Sabana Oeste, Restaurante Princessa Marina
200 Metros Oeste y 100 mts Norte, Portón Verde, Frente SBC Computadoras
San Jose, Republica de Costa Rica

> **Re:** **Deltron, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 12, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed August 20, 2009**
> **File No. 333-130197**

Dear Mr. Fernandez:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant